(Health Management Associates, Inc. Letterhead)

November 20, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Management Associates, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 2, 2012

File No. 001-11141

Dear Mr. Rosenberg:

Set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 16, 2012 to Gary D. Newsome, the Company’s President and Chief Executive Officer.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Business and Summary of Significant Accounting Policies, page 68

1.	Comment: You recognized approximately $40 million in Medicare and Medicaid HCIT incentive payments and disclose that you expect to receive additional reimbursement under the meaningful use measurement standard of the HCIT Programs ranging from $90 million to $120 million. Please provide us proposed disclosure to be included in future periodic reports of your income recognition accounting policies, separately, for the Medicare and Medicaid HCIT incentive payments.

Response: In its next periodic filing, the Company will disclose its accounting policy with respect to Medicare and Medicaid HCIT incentive payments, which will be substantially similar to the following:

Beginning in calendar year 2011, the American Recovery and Reinvestment Act of 2009 provides for Medicare and Medicaid incentive payments to be paid to eligible hospitals, physicians and certain other professionals that implement and achieve meaningful use of certified electronic health record (“EHR”) technology. Hospitals may be eligible to receive EHR incentive payments under various Medicare and Medicaid Healthcare Information Technology programs (collectively, the “HCIT Programs”); however, physicians and other professionals are only eligible to receive either Medicare or Medicaid incentive payments under the HCIT Programs, but not both. Eligibility for annual Medicare incentive payments is dependent on providers demonstrating meaningful use of EHR technology in each period over a four-year period. Initial Medicaid incentive payments are available to providers that adopt, implement or upgrade certified EHR technology. Providers must then demonstrate meaningful use of such technology in subsequent years to qualify for additional incentive payments. Medicaid EHR incentive payments are fully funded by the federal government and administered by the states.

Using a gain contingency model, the Company recognizes a benefit under the HCIT Programs in its consolidated income statement when the eligible hospitals and physician practices have demonstrated meaningful use of certified EHR technology during the period and, if applicable, the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available. Specifically, a benefit is recorded (i) for Medicaid HCIT Programs when the Company’s eligible hospitals and physician practices adopt, implement or demonstrate meaningful use of certified EHR technology for the applicable period because the cost report information for the full cost report year that will determine the final calculation of the incentive payment is known at that time and (ii) for the Medicare HCIT Program when eligible hospitals and physician practices demonstrate meaningful use of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

During the years ended December 31, 2012 and 2011, the Company recognized benefits in its consolidated income statements of approximately $             million and $             million, respectively, related to the HCIT Programs. Included in the Company’s consolidated balance sheets at December 31, 2012 and 2011 were receivables under the HCIT Programs of $             million and $             million, respectively. The corresponding deferred incentive payment liabilities were $             million and $             million at December 31, 2012 and 2011, respectively.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Interim Condensed Consolidated Financial Statements

Net Revenue, Provision for Doubtful Accounts, Cost of Revenue and Other, page 8

2.	Comment: Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 954-310-50-3b.

Response: As provided in ASC 954-310-50-3b, management will continue to monitor significant changes in the Company’s allowance for doubtful accounts related to patient accounts receivable, including, among other things, the amounts of patient accounts receivable write-offs, unusual transactions and modifications to the estimates and assumptions used to determine the Company’s allowance for doubtful accounts. During the periods presented in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, management noted no such significant changes that would require disclosure.

Additionally, in its next periodic filing, the Company will provide supplemental qualitative and quantitative disclosures that will be substantially similar to the following:

As of December 31, 2012 and 2011, the Company’s allowance for doubtful accounts for self-pay uninsured patient accounts was approximately     % and     %, respectively, of its total self-pay uninsured patient accounts receivable balances. The corresponding percentages for the Company’s allowance for doubtful accounts pertaining to its accounts receivable from government payors, managed care health plans and other commercial payors were     % and     %, respectively. The Company’s write-offs of patient accounts receivable (most of which relates to uninsured self-pay patients) were approximately $             million, $             million and $             million during the years ended December 31, 2012, 2011 and 2010, respectively. The increase in patient accounts receivable write-offs during such three year period was primarily due to (i) the Company’s acquisition activity (see Note 4) and (ii) increases in net revenue before the provision for doubtful accounts from uninsured self-pay patients and patient responsibility amounts.

In response to your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, please contact me at (239) 598-3131.

Very truly yours,

/s/ Kelly E. Curry
Kelly E. Curry
Executive Vice President and Chief Financial Officer

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